September 19, 2006

Via U.S. Mail and Facsimile (403-264-0251)

Hank B. Swartout
Chairman and Chief Executive Officer
Precision Drilling Trust
4200-150 6th Avenue, S.W.
Calgary, Alberta, Canada T2P 3Y7

	Re:	Precision Drilling Trust
		Form 40-F for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2006
		File No. 1-14534

Dear Mr. Swartout:

      We have reviewed your response letter dated September 1,
2006
and have the following comment.

General
1. Please refer to comment 1 in our letter dated August 28, 2006. Please advise us whether, to the best of your knowledge, understanding, or belief, any of the products, equipment, technologies, or services BecField provided to Syria have military applications; whether Syria has employed or will employ the products, equipment, technologies, or services in any military application; and, if so, the nature and scope of the military application(s) in which the products, equipment technologies, or services have been or will be employed. We note, in this regard, your representation that, while in Syria, the equipment mobilized into Syria by BecField "generally" was within the control of BecField personnel.

*	*	*

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

		Please understand that we may have additional comments after we review your response to our comment. Please contact
Pradip
Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Hank B. Swartout
Precision Drilling Trust
September 19, 2006
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